Exhibit 99.1

ISS CANADA RECOMMENDS SHAREHOLDERS

VOTE “FOR” GEAC’S SLATE OF DIRECTORS

MARKHAM, ONTARIO and SOUTHBOROUGH, MA, September 1, 2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC) today announced that ISS Canada, Canada’s leading independent proxy advisory firm, has recommended its clients vote to elect Geac’s slate of nominees to the Company’s Board of Directors.  All of Geac’s eight current directors are standing for reelection at the Company’s annual meeting on September 13, 2005.

ISS is widely recognized as the leading independent proxy voting and corporate governance advisory firm in both Canada and the United States.  Its analyses and recommendations are relied upon by hundreds of major institutional investment firms, mutual funds and fiduciaries throughout North America.

ISS Canada noted in today’s report, “In deliberating on our recommendation we needed to ask one key question.  Is there adequate evidence to suggest that the company would in fact overpay for an acquisition?  …To support the dissident’s position it would need to be established that 1) the company cannot successfully complete an accretive acquisition and 2) the management would be unwilling to entertain a transaction with a strong premium.  Given the performance of the company in recent times and having discussed the general management and board processes in place we believe that this is a hard case to make.  We therefore opt to support the full management slate.”

C. Kent Jespersen, Non-Executive Chairman of Geac, said, “We are very pleased that based on a comprehensive review, ISS Canada recommends its clients vote in favor of the reelection of Geac’s slate of eight directors and against the two dissident nominees.  This recommendation by a highly respected and truly independent advisory firm affirms our position that Geac’s current directors are the best choice to represent the interests of all shareholders.”

Charles S. Jones, President and Chief Executive Officer of Geac, said, “Under the leadership of our existing board, Geac’s management and employees are successfully executing our value-enhancing strategy while continuing to explore strategic opportunities.  In the last two years, our financial results have improved dramatically, with net earnings increasing 141% and our share price more than doubling.  We look forward to building on this trend and continuing to create value for our shareholders.”

Geac’s current Board members collectively have extensive industry and corporate governance experience and are dedicated to supporting Geac’s success through responsible and well-considered strategic actions that create and return value to all shareholders.  Geac firmly supports its eight nominees for reelection.

Crescendo has targeted two of the current Board members, Michael D. Marvin and Robert L. Sillcox, to be replaced by dissident nominees.  The Board believes these two directors have extensive, highly relevant experience and have made invaluable contributions to Geac.

Mr. Sillcox, Chairman of the Audit Committee, has over 40 years of experience as an investment professional, and was Chief Investment Officer of OMERS, one of Canada’s largest and most influential pension plans.  In addition to sitting on Geac’s Board since 2001, he is currently a director at Glenmount International, an industrial technology investor, and at HelpCaster Technologies, a VOIP technology company.  Mr. Sillcox has also served in various advisory and leadership positions, including as a member of State Street Global Advisors Canada’s advisory committee, President and Chairman of the Pension Investment Association of Canada (PIAC), which develops corporate governance guidelines and assists members in improving their investment process, and as a member of the Toronto Stock Exchange’s committee on corporate disclosure.

Mr. Marvin, who also joined the Geac Board in 2001, has some 20 years experience in the software technology field.  Serving in both advisory and management positions, Mr. Marvin has assisted companies in various growth initiatives, provided management consultation and investment to technology based companies, and served as an independent consultant to national research and development organizations and federal government agencies.  As the founder, Chairman Emeritus and first CEO of MapInfo Corporation, a software technology company specializing in location-based solutions and services that help businesses better understand their customers and markets, Mr. Marvin led the Company from infancy to become a $100 million publicly traded global software leader.  Additionally, as a founding partner of Exponential Business Development Company, a venture fund dedicated to growing technology companies, he spearheaded investment in numerous successful start-up businesses.

Geac encourages shareholders to vote to reelect Geac’s slate of eight directors.  Shareholders can vote by phone, internet or mail, and instructions can be found on the white proxy form.  If shareholders have questions about voting, they can contact Geac’s proxy solicitor, Georgeson Shareholder Communications, toll-free at (866) 765-7561.

About Geac

Geac is a leading global provider of software and services for businesses and governmental bodies providing customers with financial and operational technology solutions to optimize their financial value chain.  Further information is available at http://www.geac.com or through email at info@geac.com.

This press release contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac disclaims any obligation to update any such forward-looking statements after the date of this release.  Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guarantees; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com.

Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

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For more information, please contact:

Denise DesChenes or Dan Gagnier of Citigate Sard Verbinnen at (212) 687-8080